BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Tuesday, 17 December 2002
SUBJECT:	ASX Announcements
PAGES (inc. cover)	4

SUPPL

02 DEC 17 AM 9:03

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were recently released through the Australian Stock Exchange –

1. BresaGen welcomes Senate vote but cautions on export ban.
2. Notice of Change of Interests of Substantial Holder.

02060667

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dw 12/26

If there are any problems with this transmission, call 08 8234 2660

Thursday, 5 December 2002

BresaGen

BresaGen welcomes Senate vote but cautions on export ban

Australian biotechnology company BresaGen has greeted the positive vote in the Senate today for the Research Involving Embryos and Prohibition of Human Cloning Bills with great enthusiasm but a note of caution.

BresaGen Vice President, Clinical Development, Dr Chris Juttner commented: "We are very pleased that the Bill has passed with a strong majority – 45 for, 26 against. However, Senator Boswell's moves to ban the export of stem cell lines and stem cell products via the customs regulations and without public debate, pose a significant threat to effectively developing Australia's role in this important scientific area.

"BresaGen is ready to develop therapeutic stem cell lines in Australia and we have developed relationships with IVF clinics to do this," he said. "But an export ban could make this work worthless."

BresaGen already has four research embryonic stem cells lines which the company developed in the US and which are registered with the National Institutes of Health. Product development will require new therapeutic stem cell lines.

For further information contact:

Dr Chris Juttner
BresaGen Ltd
Phone: 08 81508203
Mob: 0408 185100

Hilarie Dunn
Public Relations for BresaGen
Phone: 02 92510110
Mob: 0414 357792

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BRESAGEN LIMITED

ACN/ARSN 007 988 767

1. Details of substantial holder(1)

Name ADELAIDE RESEARCH + INNOVATION PTY LTD (ARI)

ACN/ARSN (if applicable) 008 027 085

There was a change in the interests of the substantial holder on 5/12/02

The previous notice was given to the company on / /

The previous notice was dated / /

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	7,747,526	14.24215%	6,747,526	12.40386 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19/11/02	ARI			301,900	301,900
20/11/02	ARI			60,575	60,575
5/12/02	ARI			609,035	609,035
6/12/02	ARI			28,490	28,490

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
ARI	ARI	ARI			6,747,526

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Adelaide Research +	Level 11, 10 Pulteney Street Adelaide SA
Innovation Pty Ltd	5000

Signature

print name PAUL DULDIG capacity DIRECTOR

sign here Paul JM Duldig date 9 / 12 / 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.